

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2011

Mr. Peter Derycz
Chief Executive Officer
Derycz Scientific, Inc.
1524 Cloverfield Blvd., Suite E
Santa Monica, CA 90404

 Re: **Derycz Scientific, Inc.**
         Form 10-K for the Fiscal Year Ended June 30, 2010
         Filed September 28, 2010
         Form 10-Q for Quarter Ended September 30, 2010
         Filed November 15, 2010
         File No. 000-53501

Dear Mr. Derycz:

 We have completed our review of your filings and do not have any further comments at this time.

                                        Sincerely,
                                        /s/ Andrew Mew
                                        Accounting Branch Chief